Exhibit 4.6

NOTICE TO U.S. INVESTORS

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

Special meeting of savings shareholders.

Report of the common representative

The special meeting of the savings shareholders had been called by the common representative pursuant to art. 146, subsection 2, of the CLFI to resolve on the following agenda:

1.	Communications of the common representative on the settlement and judicial initiatives undertaken. Related and consequent resolutions.

2.	Report of the common representative. Related and consequent resolutions.

3.	Determination of the fees of the appointed professionals. Supplementation of the expense fund. Related and consequent resolutions.

1.	Communications of the common representative

After the indications that emerged from the shareholders' meeting on 3 July last, and based on the opinion dated 2 July 2015 drawn up by legal counsels Prof. Marco S. Spolidoro and Prof. Andrea Perrone, the common representative met some high officials of Telecom Italia Media (hereinafter, "TEM") and Telecom Italia (hereinafter, "TI") on 16 July last. In that meeting, he illustrated the aspects of the merger by the incorporation of TEM into TI disputed by the savings shareholders, and delivered a short document, annexed here at A, containing a brief summary of the arguments that underlie the criticisms raised by the savings shareholders, and quantifying the relevant terms for a possible settlement, was delivered. The document was collected by the TEM officers for transmission to the board of directors of the company, the meeting of which, it was stated, would be held on 17 July.

In the savings shareholders' meeting of 17 July, no settlement proposal had been received from the board of directors of TEM. However, during the debate at the meeting, further criteria emerged for the determination of the content of the settlement agreement, and some elements were specifically indicated:

-	the relevant amount:

-	a mechanism for redistributing the amount due to the shareholders who had not made the pro quota request for the settlement, and the shareholders who had made said request;

-	the possibility that those shareholders who had exercised the right of withdrawal to benefit from the settlement.

After the shareholders' meeting on 17 July, and a series of informal consultations with some savings shareholders, the common representative agreed a new meeting with the company which, for that purpose, requested that written proposals be formulated for submission to the board of directors. The meeting took place on 29 July, in the presence of the legal advisors of the common representative, the Chairman of the board of directors of TEM, Prof. Severino Salvemini, connected in teleconferencing, some other officers of TEM and TI, and the legal advisors of TEM. The settlement proposal annexed at B was delivered in this meeting.

Compared to the document delivered at the previous meeting on 16 July, and with the guidelines formulated by some shareholders in the shareholders' meeting on 17 July, the proposal envisaged:

-	the possibility that those shareholders who had exercised the right of withdrawal could participate in the settlement;

-	a sum lower than the sum that could be determined based on the document of 16 July, but significantly higher than the sum contained in the guidelines;

-	a legal form of the operation that could limit possible contingent liabilities for TI.

In delivering the proposal, the common representative expressly stated his willingness to consider the company's counter-proposals, inspired by a genuine intention to settle.

However, as illustrated in the company's press release on 31 July last, the proposal was not accepted, now were other proposals formulated by the company, since it considered that the operation had not prejudiced the rights of the category, and that the company's actions had been fully correct and in accordance with the applicable law.

Faced with this refusal, in consideration of the imminent expiry of the period of time within which the operation could be legally challenged, and based on the resolution of 27 April last with which the savings shareholders' meeting had resolved, by a very large majority, to not approve the merger, the common representative therefore appointed Prof. Marco S. Spolidoro, Prof. Andrea Perrone and Prof. Paolo Venturini, advocates at law, to pursue the pertinent actions before the competent courts.

The writ of summons challenging the merger resolution before the competent specialised court was served on 7 August last.

Report of the common representative

With reference to the activity performed up to 31 July 2015, the common representative drafted the following report:

➢	expense fund made available to the Common Representative by means of a credit to a current account earmarked for this purpose: 200,000.00 euros;
➢	the disbursements to date regard:
-	publication of the information notice to the savings shareholders in IlSole24Ore on 29 May last, in accordance with the resolution made by the shareholders' meeting on 27 April last for a total of €17,000.00 + the legally applicable VAT (and thus a total of 20,740.00 euros): and
-	the costs and expenses of the current account into which the expense fund for the activities of the common representative of the interests of the savings shareholders had been deposited. The total amount of commissions and tax expense on the current account, debited to the account itself, up to the moment this Report was prepared, total €10.34;
➢	the payments that certainly will be made in the near future regard:
-	the cost of the single fee for the listing of the case of which notice was served on 7 August 2015, totalling €3,399.00;
➢	the expenses incurred, in accordance with the estimates indicated and subsequently formalised in writing, regarding the costs of legal and technical advice for the extrajudicial activities carried out to 31 July 2015, comprising:
-	the fee for the professionals who are currently members of the legal team, Prof. Marco S. Spolidoro, Prof. Andrea Perrone and Prof. Paolo Venturini, for a total of €20,000 each, plus the legally applicable ancillary costs;
-	the fee for technical advice from Prof. Giuseppe Sancetta for €20,000.00 plus the legally applicable ancillary costs.
➢	the expense commitments further include the costs of legal advice for the activity of professionals who refused the case, Prof. Giuseppe

Guizzi and Prof. Raffaele Cappiello, advocates at law. In refusing the case, the aforementioned professionals asked the common representative to determine the fees owed to them. Given the activity they carried out, it seems reasonable to determine their fees at €15,000 each, plus the legal ancillary costs.

Determination of the fees of the appointed professionals. Supplementation of the expense fund.

Given the legal challenge notified on 7 August, the legal costs must be considered. On this point, the estimates drawn up by the professionals regarding the dispute phase will be submitted to the shareholders' meeting.

Considering the summary at 31 July last, any approval of said estimates already means that the expense fund in its current form is insufficient, and, as a result, needs to be supplemented based on the estimates indicated above. In addition, the further expenses that can be foreseen to protect the category, such as the fees for technical consultants of the parties and those appointed by the court, in the case brought before the ordinary judicial authorities must be added, as must the communication costs and the costs of any appeals. In addition, the fee for the activity of the common representative until the end of the dispute must be added, as must a sum for expenses that cannot be predicted at this point. Considering that the decision on this matter is affected by the decision on the trial strategy to be adopted in the continuation of the challenge proceedings, including precautionary measures, the shareholders are invited to formulate proposals for the quantification of the fund and its allocation to the various categories of expenses, to the shareholders' meeting.

Milan, 20 August 2015

The Common Representative of the savings Shareholders of Telecom Italia Media

Mr. Dario Romano Radaelli

Annex A

Memorandum

1. With reference to the resolution of the extraordinary meeting of the shareholders of Telecom Italia Media s.p.a. (hereinafter, “TEM”) on 8 April 2010 regarding an increase in capital:

a)	the implicit par value of the ordinary shares is reduced by €0.30 to €0.14556913;

b)	compliance with article 2346, subsection 1, of the Italian Civil Code would have required the implicit value of the savings shares to be adjusted to that of the ordinary shares;

c)	as a result, the savings shares should have been divided, and the savings shareholders should have had 11,328,537 shares and not 5,496,951 shares.

2. With reference to the resolution of the extraordinary meeting of the shareholders of TEM on 24 April 2014:

a)	the reduction of the share capital tout court, instead of the share capital net of the part corresponding to the savings shares is in open contrast with the provision contained in article 6, subsection 12, of the TEM by-laws;

b)	this resolution prejudices the rights of the savings shareholders and therefore, pursuant to article 2367, subsection 1 of the Italian Civil Code, requires the approval of the special meeting of those shareholders in the category affected;

c)	the absence of said approval, therefore means that the resolution of the extraordinary shareholders' meeting of TEM is not efficacious.

3. From a different perspective, the application of the arithmetic mean of the closing prices in the half-year preceding the merger would have produced an exchange ratio of "old" savings shares to "new" of 0.87 instead of 0.47 as quantified during the operation. Similarly, applying the two different exchange ratios to the price of the Telecom Italia savings shares on 13 July (= € 0.96), the difference equals € 0.38 per share.

The table below shows the damage suffered by the TEM savings shareholders in the two possible scenarios.

SCENARIO	NUMBER OF SHARES	DAMAGE (€ 0.38 x n.shares)
Current situation	5,496,951	€2,088,841.38
Correct situation	11,328,537	€4,304,844.06

4. Finally, it should be noted that Persidera s.p.a., 70% owned by TEM, has advanced a claim for compensation of damages for €240 million from AGCOM, the Ministry of Economic Development and other subjects. Hence the benefits for the savings shareholders related to the success of this claim should also be considered.

Annex B

Milan, 29 July 2015

By hand

To:

Telecom Italia Media s.p.a.

Via della Pineta Sacchetti, 229

00168 Rome

To the kind attention of the Board of Directors

Settlement proposal by the Common Representative of the savings shareholders of Telecom Italia Media s.p.a. regarding the planned merger of TEM into Telecom Italia s.p.a.

Dear Sirs,

further to our discussions at the previous meeting, on 16 July last, between the Common Representative of the savings shareholders and the representatives of Telecom Italia Media s.p.a. (hereinafter, "TEM"), with their respective legal advisors, as well as to the Memorandum of the Common Representative, delivered at that meeting and annexed to this document, containing the description of the defects of:

(1) the resolutions of the extraordinary meetings of the shareholders of TEM on 8 April 2010 and on 24 April 2014, and, as a consequence, in the resolution approving the merger by incorporation of TEM into Telecom Italia s.p.a. (hereinafter, "T"), dated 30 April 2015, and

(2) the exchange ratio of the TEM savings shares to the TI savings shares, with quantification of the damage suffered by the savings shareholders of TEM.

1. As known, the discussion of the settlement pursuant to art. 146, subsection 1, letter d) of legislative decree no. 58 of 24 February 1998 was placed on the agenda of the extraordinary meeting of the savings shareholders on 3 July at the initiative of a savings shareholder who - in the explanatory report supplementing the agenda - expressly invited the Common Representative "to be an active and diligent party to define, with the Company, a settlement solution, drawing up a text to submit to the counterparty and the shareholders' meeting for approval".

Further, in the meeting of the TEM savings shareholders on 17 July of this year, the minutes of which have not yet been released, the same savings shareholder, recalling that the criterion used to define the exchange ratio of TEM savings shares and TI savings shares in the merger operation implied that a dispute could arise, invited the Common Representative to continue negotiations with the issuer, taking account of some guidelines illustrated in the meeting.

2. In light of these elements, and in consideration of the TEM letter signed by Mr. Luigino Giannini on 28 July last, I hereby submit to the Board of Directors a proposed settlement agreement with the following features:

a)	the renunciation by the savings shareholders of any claim of any kind deriving from

(1) the defects of the resolutions of the extraordinary meetings of the shareholders of TEM on 8 April 2010 and on 24 April 2014, and in consequence of the merger resolution, and

(2) the defects of the exchange ratio of TEM savings shares and TI savings shares also from the perspective of any benefits arising from the positive outcome of the proceedings issued by Persidera s.p.a. against, among others, AGCOM and the Ministry of Economic Development;

b)	the recognition, by TEM, in exchange for said renunciation, of the all-inclusive sum of € 4,304,844.06, as quantified in the Memorandum of the Common Representative delivered to the representatives of TEM in the meeting on 16 July last;

c)	the making available of the sum thus determined in favour of all the savings shareholders, including those who have already exercised their right of withdrawal;

d)	the possibility for the savings shareholders to benefit from the transaction by the agreed setting of a further period of time within which the right of withdrawal may be exercised, and the definition of a settlement value for those shares for which withdrawal is exercised of € [(4,304,844.06/5,496,951) + 0.6032 =] 1.3863, and consequent acknowledgement of a balance of € 0.7831 per share owed to those shareholders who have exercised their right of withdrawal in the period prior to 11 June 2015.

I look forward to your reply. Cordially

The Common Representative of the savings shareholders

Mr. Dario Romano Radaelli

_______________________

Dario Romano Radaelli

Viale San Gimignano No. 4

/A 20146 Milan

Annex 1:

1. With reference to the resolution of the extraordinary meeting of the shareholders of Telecom Italia Media s.p.a. (hereinafter, “TEM”) on 8 April 2010 regarding an increase in capital:

d)	the implicit par value of the ordinary shares is reduced by €0.30 to €0.14556913;

e)	compliance with article 2346, subsection 1, of the Italian Civil Code would have required the implicit value of the savings shares to be adjusted to that of the ordinary shares;

f)	as a result, the savings shares should have been divided, and the savings shareholders should have had 11,328,537 shares and not 5,496,951 shares.

2. With reference to the resolution of the extraordinary meeting of the shareholders of TEM on 24 April 2014:

a)	the reduction of the share capital tout court, instead of the share capital net of the part corresponding to the savings shares is in open contrast with the provision contained in article 6, subsection 12, of the TEM by-laws;

b)	this resolution prejudices the rights of the savings shareholders and therefore, pursuant to article 2367, subsection 1 of the Italian Civil Code, requires the approval of the special meeting of those shareholders in the category affected;

d)	the absence of said approval therefore means that the resolution of the TEM extraordinary shareholders' meeting is not efficacious.

3. From a different perspective, the application of the arithmetic mean of the closing prices in the half-year preceding the merger would have produced an exchange ratio of "old" savings shares to "new" of 0.87 instead of 0.47 as quantified during the operation. Similarly, applying the two different exchange ratios to the price of the Telecom Italia savings shares on 13 July (= € 0.96), the difference equals € 0.38 per share.

The table below shows the damage suffered by the TEM savings shareholders in the two possible scenarios.

SCENARIO	NUMBER OF SHARES	DAMAGE (€ 0.38 x n. shares)
Current situation	5,496,951	€2,088,841.38
Correct situation	11,328,537	€4,304,844.06

4. Finally, it should be noted that Persidera s.p.a., 70% owned by TEM, has advanced a claim for compensation of damages for € 240 million from AGCOM, the Ministry of Economic Development and other subjects. Hence the benefits for the savings shareholders related to the success of this claim should also be considered.